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                      [LETTERHEAD OF CROWN NORTHCORP, INC.]




June 3, 2005

Jorge Bonilla, Senior Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

             Re:   Crown NorthCorp, Inc.
                   Form 10-KSB for the year ended December 31, 2004 File No. 000-22936

Dear Mr. Bonilla:

We are in receipt of your letter dated May 31, 2005 to Mr. Ronald E. Roark, Crown's chief executive officer, regarding our referenced Form 10-KSB. That letter sets forth one comment as follows:

         Independent Auditors' Report, page F-1

         1. Please file the independent accountant reports for Crown NorthCorp Limited that your principal auditors, Schoonover Boyer & Associates relied on in their report. See Rule 2-05 of Regulation S-X.

The independent auditors' report for Crown NorthCorp Limited was included in the referenced Form 10-KSB as Exhibit 20.2. Thus, we believe the comment is inapplicable and that a revision of the report is unnecessary.

If there are any questions about this response, please contact me at 614/485-1576 or sbrown@crownnorthcorp.com.

Very truly yours,

/s/ Stephen W. Brown

Stephen W. Brown
Secretary and Corporate Counsel

cc:      Ronald E. Roark
         Schoonover Boyer + Associates